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                                                                   EXHIBIT 23(a)



Board of Directors
Sizeler Property Investors, Inc.:


We consent to incorporation by reference in the registration statement of Sizeler Property Investors, Inc. Direct Stock Purchase and Dividend Reinvestment Plan on Form S-3 of our report dated February 4, 1999, except for Note H as to which the date is March 4, 1999, relating to the consolidated balance sheets of Sizeler Property Investors, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998, and all related schedules, which report appears in the December 31, 1998 annual report on Form 10-K of Sizeler Property Investors, Inc. and to the reference to our Firm under the heading "Experts" in the prospectus.


New Orleans, Louisiana
February 4, 1999, except
for Note H as to which
the date is March 4, 1999